SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 6)(1)


                          Nhancement Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65334P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

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CUSIP No.   65334P104                  13D                   Page  2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rosenthal Collins Group, L.L.C.             FEIN No. 36-4253919
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO -- See Note A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         586,490   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    586,490   See Note A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         586,490   See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    586,490   See Note A


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CUSIP No.   65334P104                  13D                   Page  3 of 6 Pages

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             586,490 --  See Note A

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     See Note A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.76

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.  SECURITY AND ISSUER

         a.       Nhancement Technologies, Inc.
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND

a. Rosenthal Collins Group, L.L.C.        a.  Leslie Rosenthal, Managing Member
                                              J. Robert Collins, Managing Member

b. 216 West Jackson Boulevard             b.  216 West Jackson Boulevard
   Suite 400                                  Suite 400
   Chicago, IL    60606                       Chicago, IL    60606

c. Futures Commission  Merchant           c.  Managing members of
   registered with the Commodity              Rosenthal Collins Group, L.L.C.
   Futures Trading Commission and
   clearing member of various
   designated contract markets

d. N/A                                    d.  N/A

e. N/A                                    e.  N/A

f. Illinois limited liability company     f.  USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

     The source of the funds are the personal funds of L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust. Mr. Baldwin is a Class C (non-voting, non-managing) Member of Rosenthal Collins Group, L.L.C. The aggregate amount of funds used in making purchases for these shares through and including 1 December 2000 for this Reporting Person (see Note A) was $9,820,400.

CUSIP No.   65334P104                  13D                   Page 4  of 6 Pages


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III, a Class C Member (non-voting, non-managing) of Rosenthal Collins Group, L.L.C.

          a. Mr. Baldwin has advised that he plans to purchase additional shares of the Issuer up to as much as 35% of the total issued and outstanding.

          b-j. Mr. Baldwin has advised that he has no present intentions to engage in or cause any of the matters listed in these subsections of this Item 4. He has advised that his present intention is to be and remain an investor in the Issuer. Additionally, on December 5, 2000, Mr. Baldwin was elected a director of the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

                  (1)     Rosenthal Collins Group, L.L.C.  (See Note A)

                          (i)  L. Thomas Baldwin III -- 435,060 shares (3.53%)

                          (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                               shares(1.22%)

                          Total Rosenthal Collins Group, L.L.C. -- 586,490 shares (4.76%)

                  (2) L. Thomas Baldwin III -- 3,156,334 shares (25.5%) (See Note A)

                  Total Group (See Note A) -- 3,742,824 shares (30.35%)

         b.       Voting power:

                    (1)      Rosenthal Collins Group, L.L.C. (See Note A)
                           Sole voting power -- 586,490
                           Shared voting power  ---  586,490
                           Sole dispositive power  --  586,490
                           Shared dispositive power  --  586,490

                  (2) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 3,156,334
                           Shared  voting power ---  586,490
                           Sole dispositive  power --  3,156,334
                           Shared  dispositive power --   586,490

CUSIP No.   65334P104                  13D                   Page  5 of 6 Pages


           c.         See Note A

         d.       N/A

         e.       N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Note A with respect to the relationships among the persons named in Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            N/A

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 2000.

                                      ROSENTHAL COLLINS GROUP, L.L.C.

                                      By:  /s/ Leslie  Rosenthal
                                         --------------------------------------
                                         Leslie Rosenthal, Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                     NOTE A

This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 3,742,824 shares of common stock of the Issuer (30.35%), including immediately exercisable warrants to purchase 300,000 shares at $6.00 per share and immediately convertible preferred stock which if converted will convert into 259,259 shares of common stock. L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements. As of September 30, 2000, RCG's adjusted net capital (unaudited) was $44,829,393. Reference is hereby made to the public portions of RCG's Forms 1-FR as filed with the Commodity Futures Trading Commission, which forms are publicly available under FOIA for a complete statement of the financial condition of RCG.

CUSIP No.   65334P104                  13D                   Page  6 of 6 Pages


While RCG has full legal control over such shares, Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, RCG in
Item 5.b has listed the shares deposited with it as owned by it, and it has listed voting and dispositive power as shared with Mr. Baldwin.

On 6 November 2000, RCG transferred 200,000 shares of Issuer to Mr. Baldwin's account at Penson Financial Services. On 22 November 2000, RCG transferred 700,000 shares of the Issuer to Mr. Baldwin's account at J.P. Morgan Securities, Inc.

On 24 November 2000, Rosenthal Collins Equities, L.L.C. ("RCE"), a broker/dealer wholly owned by RCG, transferred 574,083 shares to RCG for the account and benefit of Mr. Baldwin. On 1 December 2000, RCG transferred 500,000 shares of the Issuer to Mr. Baldwin's account at J.P. Morgan Securities, Inc. As a result, RCG holds an aggregate of 586,490 shares of Issuer in the accounts of Mr. Baldwin (4.76%). RCE no longer is a member of the group referenced in Item 2 and there is no present intention that it rejoin the group.

While the shares of the Issuer held by RCG are owned of record and are under the total legal control of RCG, solely for purposes of the shares of the Issuer and not otherwise, it should be deemed an affiliate of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG.